82-1655

02 DEC 11 AM 8:56

X-Cal Resources Ltd.

PROCESSED

JAN 14 2003

THOMSON FINANCIAL

Second Quarter Report (Unaudited)

For the 6 months ended September 30, 2002

SUPPL

PO Box 48479, Bentall Centre
Vancouver, BC V7X 1A0
Tel: 604-662-8245
Fax: 604-688-7740
Website: www.x-cal.com

dw 1/13

02069056

X-Cal Resources Ltd.

TSX/XCL **November 25, 2002**

News Release

X-Cal Annual Meeting Report

Fifty-seven percent of all of the outstanding shares of X-Cal Resources Ltd. were voted at the Annual Meeting of the Shareholders. The results of the voting passed the resolutions and elected the Directors proposed in by management. The strong showing of support by shareholders of X-Cal is very positive.

X-Cal President, Shawn Kennedy, discussed the contents of the current investor information package during the question and answer period. The relevance of X-Cal's Nevada gold properties to the looming industry wide reserve replacement shortages was demonstrated by location, geologic attributes, and data. Shareholders were informed that a team being coordinated by Keith Blair, MSc., has been locating drill sites at Sleeper and that testing of the property will be ongoing when permits are received.

X-Cal is initiating Annual Awards to individuals who have made significant contributions to advancing our projects. The first Annual Awards will recognize a list of geologic talent who have assisted with the assembly and documentation of the Sleeper Gold Project. Certificates of appreciation will be accompanied by a donation to the Geological Society of Nevada in the names of the people to be honored. The list of recipients will be announced.

The complete investor package is available in hard copy from the Company, or in short form at www.x-cal.com, under Current Reports. It consists of Color Plates from the slide presentation, a comprehensive Information Memorandum containing all of the information normally requested by analysts and the Geologic Due Diligence report on the Sleeper Gold Project by Larry D. Kornze, P.Eng. and Jeffrey D. Phinisey, MSc. Mr. Kornze has been given much of the credit for discovery of the gold reserves on the Carlin Trend that made Barrick Gold during a period from the mid 1980's until 2001. His report on Sleeper is material.

Shareholders are encouraged to call in and retain contact with management throughout the year.

....

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*

X-Cal Resources Ltd.
Consolidated Balance Sheets
(unaudited)

		September 30, 2002		March 31, 2002
Assets				
Current				
Cash and term deposits	$	1,322,893	$	20,561
Receivables and prepayments		52,048		34,837
		1,374,941		55,398
Notes receivable		67,583		60,914
Mineral property interests (see attached schedule)		15,075,066		14,727,617
Capital assets		24,643		26,745
	$	16,542,233	$	14,870,674
Liabilities				
Current				
Payables and accruals	$	71,768	$	210,116
Shareholders' Equity				
Capital stock (note 3)		25,490,890		23,386,427
Deferred stock-based compensation (note 2, 3)		20,527		-
Deficit		(9,040,952)		(8,725,869)
		16,470,465		14,660,558
	$	16,542,233	$	14,870,674

(See accompanying notes to the consolidated financial statements.)

On behalf of the board:

"Shawn Kennedy"
Director

"John Arnold"
Director

Prepared by Management

X-Cal Resources Ltd.
Consolidated Statements of Loss and Deficit
(unaudited)

	Three Months Ended September 30		Six Months Ended September 30	
	2002	2001	2002	2001
Interest and other income	$ 25	$ -	$ 222	$ 586
General and administrative				
Automobile	2,966	2,425	4,600	4,496
Consulting	-	-	30,000	-
Depreciation	2,906	3,845	5,553	7,946
Investor relations and printing	47,033	2,442	72,745	5,485
Legal, accounting and audit	6,144	4,322	12,227	8,211
Office and other	10,416	4,409	15,001	9,232
Registrar and transfer agent	3,696	3,038	8,434	7,487
Rent	11,151	6,613	20,172	14,067
Salaries and benefits	22,500	23,289	52,749	49,885
Stock exchange fees	5,705	4,909	30,072	7,839
Telephone	5,372	3,507	9,351	7,790
Travel	5,417	31	15,590	11,449
	123,306	58,830	276,494	133,887
	(123,281)	(58,830)	(276,272)	(133,301)
Other				
Stock-based compensation	-	-	(39,190)	-
Foreign exchange gain/(loss)	3,595	(1,439)	379	(419)
Net loss for the period	$ (119,686)	$ (60,269)	$ (315,083)	$ (133,720)
Net loss per share (Basic and Diluted)	$ (0.002)	$ (0.001)	$ (0.006)	$ (0.003)
Deficit, beginning of period	$ (8,921,266)	$ (8,370,285)	$ (8,725,869)	$ (8,296,834)
Net loss for the period	(119,686)	(60,269)	(315,083)	(133,720)
Deficit, end of period	$ (9,040,952)	$ (8,430,554)	$ (9,040,952)	$ (8,430,554)

(See accompanying notes to the consolidated financial statements.)

Prepared by Management

X-Cal Resources Ltd.
Consolidated Statements of Cash Flow
(unaudited)

	Three Months Ended September 30		Six Months Ended September 30	
	2002	2001	2002	2001
Cash derived from (applied to)				
Operating				
Net loss	$ (119,686)	$ (60,269)	$ (316,083)	$ (133,720)
Depreciation	2,906	3,845	5,553	7,946
Stock-based compensation	-	-	39,190	-
Changes in receivable and payables	58,877	13,981	(155,559)	(50,176)
	(57,903)	(42,443)	(426,899)	(175,950)
Financing				
Shares issued for cash	341,500	205,730	2,086,800	305,730
Investing				
Notes receivable	(54,835)	9,683	(6,669)	94,016
Mineral property interest	(307,532)	(186,358)	(343,997)	(205,886)
Acquisition of capital assets	(6,328)	(1,001)	(6,903)	(1,001)
	(368,695)	(177,676)	(357,569)	(112,871)
Net increase (decrease) in cash	(85,098)	(14,389)	1,302,332	16,909
Cash and term deposits				
Beginning of period	1,407,991	33,300	20,561	2,002
End of period	$ 1,322,893	$ 18,911	$ 1,322,893	$ 18,911
Non-cash investing and financing activities				
Issue of shares to acquire and explore mineral property interests	$ -	$ -	$ -	$ 167,500

(See accompanying notes to the consolidated financial statements)

Prepared by Management

X-Cal Resources Ltd.
Consolidated Statements of Cash Flow
(unaudited)

Supplemental Disclosure of Non-Cash Investing Activities:

Sleeper Gold Project

On April 24, 2000 the Company signed an Amended Option Agreement with Kinross Gold Corporation which extended the period in which the Company may purchase all of the Kinross interest in the joint venture until September 30, 2000. As part of this Amended Option Agreement the Company issued 5.4 million common shares of the Company to Kinross.

Subsequently, on October 13, 2000 the Company signed a First Amendment to the Amended Option Agreement with Kinross, which extended the period by which the Company may purchase all of Kinross' interest in the joint venture to January 31, 2001. Under the terms of the agreement the Company paid US $250,000 of a US $2 million initial reclamation payment with the balance to be paid by January 31, 2001 (subsequently extended to December 30, 2001 by an agreement dated June 26, 2001). The consideration for this extension was the issuance of 1,500,000 common shares of the Company of which 500,000 were issued in January 2001 and 1,000,000 issued in the three months ended June 30, 2001.

In December 2001, Kinross agreed to extend X-Cal's option on the Kinross portion of the Sleeper Gold Project until December 30, 2003 for $Nil consideration.

Prepared by Management

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
September 30, 2002
(unaudited)

1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The accounting policies followed in preparing these financial statements are those used by the company as set out in the audited financial statements for the year ended March 31, 2002. Certain information and note disclosure normally included in annual audited consolidated financial statements prepared in accordance with GAAP has been omitted. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended March 31, 2002.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

2. Change in Accounting Policy

Effective April 1, 2002, the company has adopted the new accounting standard of the Canadian Institute of Chartered Accountants ("CICA") for accounting for stock-based compensation.

Stock-based compensation on options granted to non-employees is recorded as an expense in the period the options are granted, based on the fair value estimated using the Black-Scholes Option Pricing Model.

The company has elected to follow the intrinsic value method of accounting for share options granted to employees and directors, whereby no compensation expense is recognized when stock or stock options are granted. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital. However, additional disclosure for the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair value method, is disclosed as pro-forma information.

3. Capital Stock Information at September 30, 2002

Authorized:	100,000,000
Issued & outstanding:	58,958,583
Fully diluted:	68,387,590

On May 30, 2002, the company completed a private placement of 3,500,000 units at $0.24 per unit for net proceeds of $778,800. Each unit consists on one common share and one-half share purchase warrant. Two half warrants will entitle subscribers to purchase an additional common share at $0.30 for up to two years.

Prepared by Management

On June 28, 2002, the company completed a private placement of 1,500,000 units at $0.45 per unit for net proceeds of $645,750. Each unit consists on one common share and one-half share purchase warrant. Two half warrants will entitle subscribers to purchase an additional common share at $0.60 for up to two years.

Stock Options

As at September 30, 2002, the company has 3,597,500 stock options outstanding with a weighted average exercise price of $0.30. For the six months ended September 30, 2002 300,000 options were granted at a weighted average exercise price of $0.36. Of these options granted 100,000 were exercised. An additional 177,500 options were also exercised during the period. All options were exercised at a weighted average exercise price of $0.32.

Pursuant to the adoption of the CICA policy for accounting for stock-based compensation, options granted to non-employees is recorded as an expense in the period the options are granted. Options granted to employees and directors, using the fair value method, are disclosed as pro-forma information. No options were granted to employees or directors for the six months ended September 30, 2002.

Warrants

As at September 30, 2002, the company has 4,831,507 warrants outstanding with a weighted average exercise price of $0.31. During the six months ended September 30, 2002 2,500,000 warrants were issued and 2,425,000 exercised at a weighted average exercise price of $0.39 and $0.24 respectively.

4. **Related Party Transaction**

During the six months ended September 30, 2002 the company incurred legal fees of $5,040 to a law firm with which a director of the company is associated. The company also paid $30,000 in consulting fees to a director of the company.

Prepared by Management

X-Cal Resources Ltd.
Consolidated Schedules of Mineral Properties Deferred
Six months ended September 30
(unaudited)

		2002		2001
Balance, beginning of year	$	14,727,617	$	14,271,714
Acquisition and holding costs incurred				
Advance royalties		15,122		-
Property acquisitions		-		167,500
Automobile		915		1,124
Consulting				
Geological		28,500		3,493
Mineral claims		-		-
Depreciation		2,299		3,452
Drilling		53,892		-
Field expenses		12,801		5,673
Insurance		451		1,279
Licenses and fees		172,144		166,372
Mapping and plotting		30,364		-
Reclamation		4,746		-
Telephone		1,592		1,947
Travel and transportation		4,623		5,998
Wages		20,000		20,000
		332,327		209,338
Balance, end of period	$	15,075,066	$	14,648,552

Prepared by Management

Management's Discussion & Analysis

The information appearing below has been derived from and should be read in conjunction with the interim financial statements for the period ended September 30, 2002 of the Company and notes thereto and the audited year ended March 31, 2002 financial statements of the Company and notes thereto.

Results of Operations

The Company recorded a net loss of $315,083 ($0.006 per common share) for the six months ended September 30, 2002 compared to a net loss of $133,720 ($0.003 per common share) for the comparable six month period of 2001.

Operating expenses for the six months ended September 30, 2002 were $276,494 compared to $133,887 for the comparable six month period of 2001. This difference is attributable to consulting, investor relations, and Toronto Stock Exchange filing fees incurred in 2002.

Liquidity and Capital Resources

For the six months ended September 30, 2002, expenditures on exploration and development were $347,449 compared to $376,838 for the same period in 2001. In 2001, the Company signed a First Amendment to the Amended Option Agreement for the Sleeper Gold Project with Kinross Gold Corp. and as part of the Agreement, 1,000,000 common shares with a deemed value of $167,500 were issued to Kinross.

The Company has been successful in raising capital by private placement of treasury shares and expects to be able to continue to do so.

Prepared by Management

CORPORATE INFORMATION

DIRECTORS

John M. Arnold
William E. Bateman
Daniel W. Kappes
Shawn M. Kennedy

AUDITORS

Grant Thornton LLP, Vancouver, British Columbia

SHARES LISTED

The Toronto Stock Exchange: XCL

TRANSFER AGENT

Computershare Trust Company of Canada, Toronto